                                                                    EXHIBIT 99.2

FOR IMMEDIATE RELEASE

FROM:             THE ACKERLEY GROUP, INC.  (206) 624-2888

Analyst Contact:  Dan Evans, Jr., Vice President Public Affairs
                  Denis Curley, Co-President and Chief Financial Officer Leon Berman, The MWW Group (800) 724-7602

Media Contact:    Rosanne Marks, MWW/Savitt  (206) 689-8505
--------------------------------------------------------------------------------


                  THE ACKERLEY GROUP REPORTS 1999 THIRD QUARTER
                             AND NINE MONTH RESULTS

                      OUTDOOR MEDIA AND RADIO BROADCASTING
                OPERATING CASH FLOW CONTINUES TO LEAD 1999 GROWTH

     SEATTLE -- NOVEMBER 9, 1999 -- The Ackerley Group (NYSE: AK), a leading media and entertainment company, announced today that net revenue for the quarter increased 17 percent to $56.1 million compared to $48.1 million for the same period in 1998. Segment Operating Cash Flow (defined as Operating Cash Flow before corporate overhead) for the three month period ended September 30, 1999, increased 13 percent to $16.0 million from $14.2 million for the same period in 1998. After-tax cash flow was $4.2 million, or $0.13 per share, compared to $4.0 million, or $0.13 per share, for the same period in 1998.

     Net revenue for the nine-month period was $195.2 million compared to $205.0 million for the same period in 1998. The decrease in net revenue was due primarily to the sale of AK Media/Airport in June 1998 and the NBA lock-out. Segment Operating Cash Flow for the nine months ended September 30, 1999, was $44.7 million down from $47.4 million for the same period in 1998. The change in segment Operating Cash Flow was due primarily to the sale of AK Media/Airport, the effects of the NBA lock-out and the previously announced one-time reorganization charge in our Television Broadcasting segment. After-tax cash flow was $10.9 million or $0.34 per share, compared to $14.0 million, or $0.44 per share, for the same period in 1998.

     Commenting on the Company's results, Denis Curley, Co-President and Chief Financial Officer, stated, "In this nine-month period, we continued to make strategic decisions and investments to best position The Ackerley Group for continued long-term

                                                                    EXHIBIT 99.2


growth. The addition of five new television stations, in close geographic proximity to our existing stations, allows the Company to further expand its clustering strategy and benefit from its breakthrough Digital CentralCasting(TM) system. As we continue with the implementation of this state-of-the-art system into each of our Regional Station Groups, we will be able to provide a superior product to our viewers and advertisers. This will enable us to grow our Television Broadcasting Operating Cash Flow as well as its operating margins."

     Mr. Curley concluded, "The investments we have made in the Radio Broadcasting and Outdoor Media segments position them to increase revenue, as well as Operating Cash Flow for the remainder of 1999. In addition we expect the Operating Cash Flow of the Sports and Entertainment segment to be positive as we put the lock-out behind us and focus on operating one of the NBA's most successful basketball franchises."

     The Ackerley Group is comprised of four operating segments, which contain a total of 24 independent media and entertainment operations. The Outdoor Media segment includes outdoor advertising in Seattle/Tacoma, Boston, Miami/Ft. Lauderdale and Portland, Ore. The Television Broadcasting segment owns, operates under management agreements, or has applications pending with the FCC for 13 stations in California, New York, Washington, Oregon and Alaska. The Radio Broadcasting segment owns and operates four radio stations in the Seattle-Tacoma market. The Sports & Entertainment segment includes Full House Sports & Entertainment, the NBA's Seattle SuperSonics and a new WNBA team. For more information, visit The Ackerley Group web site at www.ackerley.com.

Certain statements in this report set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially from those indicated in such statements. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the Securities and Exchange Commission.

                                                                    EXHIBIT 99.2


                            THE ACKERLEY GROUP, INC.
              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                    UNAUDITED
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                            9/30/99            9/30/98            9/30/99             9/30/98
GROSS REVENUE                                              $   65.3           $   56.3           $   221.7           $   231.7
LESS COMMISSIONS                                               (9.2)              (8.2)              (26.5)              (26.7)
                                                           --------           --------           ---------           ---------
  NET REVENUE                                                  56.1               48.1               195.2               205.0

SEGMENT OPERATING EXPENSES                                    (40.1)             (33.9)             (150.5)             (157.6)
CORPORATE OVERHEAD                                             (4.5)              (3.3)              (12.2)              (10.9)
                                                           --------           --------           ---------           ---------
  TOTAL OPERATING EXPENSES                                    (44.6)             (37.2)             (162.7)             (168.5)
                                                           --------           --------           ---------           ---------

OPERATING CASH FLOW                                            11.5               10.9                32.5                36.5

OTHER EXPENSES AND (INCOME):

  DEPRECIATION & AMORTIZATION EXPENSE                           8.0                3.7                19.6                10.9
  INTEREST EXPENSE                                              9.8                6.6                26.5                20.2
  STOCK COMPENSATION EXPENSE                                     --                 --                 0.5                 0.4
  LOSS (GAIN) ON DISPOSITION OF ASSETS                         (0.1)               0.2               (29.1)              (32.8)
                                                           --------           --------           ---------           ---------
    TOTAL OTHER EXPENSES AND INCOME                            17.7               10.5                17.5                (1.3)
                                                           --------           --------           ---------           ---------

INCOME (LOSS) BEFORE TAXES & EXTRAORDINARY ITEM                (6.2)               0.4                15.0                37.8
INCOME TAX (EXPENSE) BENEFIT                                    2.5               (0.2)               (5.7)              (14.4)
                                                           --------           --------           ---------           ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                        (3.7)               0.2                 9.3                23.4
EXTRAORDINARY ITEM                                               --                 --                (1.4)                 --
                                                           --------           --------           ---------           ---------
NET INCOME (LOSS)                                          $   (3.7)          $    0.2           $     7.9           $    23.4
                                                           ========           ========           =========           =========

PER SHARE:

  NET INCOME (LOSS)                                        $  (0.11)          $   0.01           $    0.24           $    0.73
                                                           ========           =======            =========           =========
  CASH DIVIDENDS                                           $     --           $     --           $    0.02           $    0.02
                                                           ========           =======            =========           =========

WEIGHTED AVERAGE NUMBER OF SHARES,
ASSUMING DILUTION                                              33.5               31.9                32.4                31.9

OTHER DATA:
  AFTER TAX CASH FLOW*                                     $    4.2           $    4.0           $    10.9           $    14.0
  AFTER TAX CASH FLOW PER SHARE                                 0.13               0.13                0.34                0.44
  CAPITAL EXPENDITURES                                          9.3                4.9                21.2                24.2

* After Tax Cash Flow is calculated as the sum of net income (loss), depreciation and amortization expense, and extraordinary or non-recurring items, including the after-tax gain on disposition of assets.

                                                                    EXHIBIT 99.2


                            THE ACKERLEY GROUP, INC.
                    OPERATING INFORMATION BY BUSINESS SEGMENT

                                    UNAUDITED
                                  (IN MILLIONS)

                                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                                          9/30/99      9/30/98      9/30/99      9/30/98
NET REVENUE
    OUTDOOR MEDIA                                         $  26.3       $ 24.6      $  72.0      $  84.4
    TV BROADCASTING                                          20.0         15.9         57.7         47.5
    RADIO BROADCASTING                                        7.8          7.0         19.9         18.4
    SPORTS & ENTERTAINMENT                                    2.0          0.6         45.6         54.7
                                                          -------       ------      -------      -------
       TOTAL NET REVENUE                                  $  56.1       $ 48.1      $ 195.2      $ 205.0

SEGMENT OPERATING EXPENSES

    OUTDOOR MEDIA                                         $(13.8)      $(13.2)     $ (40.8)     $ (52.7)
    TV BROADCASTING                                        (17.2)       (13.2)       (52.1)       (40.9)
    RADIO BROADCASTING                                      (4.2)        (3.8)       (11.5)       (10.8)
    SPORTS & ENTERTAINMENT                                  (4.9)        (3.7)       (46.1)       (53.2)
                                                          -------       ------      -------      -------
       TOTAL SEGMENT OPERATING EXPENSES                   $(40.1)      $(33.9)     $(150.5)     $(157.6)

OPERATING CASH FLOW

    OUTDOOR MEDIA                                         $  12.5       $ 11.4      $  31.2      $  31.7
    TV BROADCASTING                                           2.8          2.7          5.6          6.6
    RADIO BROADCASTING                                        3.6          3.2          8.4          7.6
    SPORTS & ENTERTAINMENT                                  (2.9)        (3.1)        (0.5)          1.5
                                                          -------       ------      -------      -------
       TOTAL SEGMENT OPERATING CASH FLOW                     16.0         14.2         44.7         47.4

       CORPORATE OVERHEAD                                   (4.5)        (3.3)       (12.2)       (10.9)
                                                          -------       ------      -------      -------

       TOTAL OPERATING CASH FLOW                          $  11.5       $ 10.9      $  32.5      $  36.5
                                                          =======       ======      =======      =======

                                                                    EXHIBIT 99.2


                            THE ACKERLEY GROUP, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                    UNAUDITED

                                  (IN MILLIONS)

                                                                          9/30/99        12/31/98
ASSETS

CASH & EQUIVALENTS                                                        $  2.6          $  4.6
ACCOUNTS RECEIVABLE                                                         49.9            44.7
OTHER CURRENT ASSETS                                                        34.4            25.9
                                                                          ------          ------
    TOTAL CURRENT ASSETS                                                    86.9            75.2

PROPERTY & EQUIPMENT, NET                                                  138.5           113.1
INTANGIBLES, NET                                                           248.3            77.8
OTHER NON CURRENT ASSETS                                                    38.9            50.0
                                                                          ------          ------
    TOTAL ASSETS                                                          $512.6          $316.1
                                                                          ======          ======

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIENCY)

ACCOUNTS PAYABLE & ACCRUED LIABILITIES                                    $ 27.0          $ 20.5
OTHER CURRENT LIABILITIES                                                   36.2            35.9
CURRENT PORTION OF LONG-TERM DEBT                                            8.8             3.1
                                                                          ------          ------
    TOTAL CURRENT LIABILITIES                                               72.0            59.5

LONG-TERM DEBT, NON CURRENT                                                394.5           267.0
OTHER LONG-TERM LIABILITIES                                                 17.6            15.4
                                                                          ------          ------
    TOTAL LIABILITIES                                                      484.1           341.9

STOCKHOLDERS' EQUITY (DEFICIENCY)                                           28.5          (25.8)
                                                                          ------          ------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIENCY)                     $512.6          $316.1
                                                                          ======          ======